UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 1, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 29, 2016 announcing Turkcell Finansman  A.Ş.’s operations approval.

Istanbul, January 29, 2016

Announcement Regarding Turkcell Finansman A.Ş.’s Operations Approval

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Turkcell Finansman A.Ş. got approval for its operations from Banking Regulation and Supervision Agency in accordance with respective legislations. The decision has been published in official gazette today.

Pursuant to our announcement on 27.08.2015, the capital of Turkcell Finansman A.Ş. will be increased to TRY 500,000,000 by our Company.

Date of the Board of Directors’ decision regarding the acquisition	:	25.08.2015
Name of the acquired financial asset	:	Turkcell Finansman A.Ş.
Field of activity of the acquired financial asset	:	Financing purchases of goods and services
Capital of the acquired financial asset	:	TRY 70,000,000
The acquisition method for financial asset	:	Incorporation
Date of the completion of the transaction	:	-
Conditions of the acquisition	:	-
Nominal value of acquired shares	:	-
Purchase price per share	:	-
Total amount	:	-
The ratio of acquired shares to the equity of the financial asset (%)	:	-
Shareholding in the financial asset after acquisition (%)	:	-
The ratio of acquired voting rights to the total voting rights of financial asset (%)	:	-
The ratio of the acquired financial asset to the total assets in its last consolidated financial statements (%)	:	-
The impact on the operations of the Parent Company	:	-

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Any obligation of a tender offer	:	No
In case of a tender offer, any application of an exemption	:	No
Seller company	:	-
Nature of relationship with the seller company	:	-
The valuation method of the financial asset	:	-
Is there any valuation report?	:	No
If there is not any valuation report, why?	:	Not required.
The amount indicated in the valuation report	:	-
If the transaction is not undertaken in accordance with the results in the valuation report, why?	:	-

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 1, 2016	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 1, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director